May 15, 2014

VIA EDGAR

Ms. Tia L. Jenkins

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Vulcan Materials Company
Form 10-K for the Fiscal Year ended December 31, 2013
Filed February 26, 2014
File Number 001-33841

Dear Ms. Jenkins:

On behalf of Vulcan Materials Company (the “Company”), we are writing to advise you that the Company has received your letter, dated April 28, 2014, directed to the attention of Mr. John R. McPherson, Chief Financial Officer of the Company. Pursuant to the letter, the Staff has requested additional information in connection with the above-referenced filing and that such information be provided within 10 business days from the date of the letter. Per the voicemail of Ms. Joanna Lam of the Securities and Exchange Commission, the Company agrees that it will respond to the comment letter no later than May 27, 2014.

Please do not hesitate to contact me at (205) 298-3628 to discuss this matter or if you require additional information.

Sincerely yours,

/s/ Michael R. Mills

Michael R. Mills
Senior Vice President and General Counsel

cc:	Amy M. Tucker, Esq.